Exhibit 99.1

NEWS

Starfield Reports Fourth Quarter and
Year End Results for Fiscal 2007

Toronto, Ontario - May 30, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) yesterday released final financial statements and management’s discussion and analysis for the fourth quarter and fiscal year ended February 28, 2007. The documents were filed to SEDAR in Canada and EDGAR in the U.S.

The filings followed release of preliminary financial metrics in a news release dated May 10, 2007. The release can be accessed on Starfield’s website, on SEDAR and EDGAR.

Subsequent to year end, Starfield completed a $15.1 million private placement offering. The financing, announced March 27, 2007, consisted of 31.2 million units and 27.1 million flow-through common shares of Starfield. As disclosed in the financial documents filed yesterday, each unit consisted of one common share and one-half of one transferable common share purchase warrant.

About Starfield
Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property located in Nunavut, Canada. The property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter, PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is emerging as Nunavut's largest ongoing base and precious metal project.

Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides, under the direction of its metallurgical consultant, Dr. Bryn Harris. Additional work is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the critical process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada M5H 3P5

For further information contact:

Colin Languedoc Senior Account Executive Barnes McInerney Inc. 416-367-5000 ext. 225 clanguedoc@barnesmcinerney.com	André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com

This news release may contain forward-looking statements, including those describing Starfield’s future plans and the expectations of management that a stated result or condition will occur. Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of Starfield and its management.

www.starfieldres.com

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